UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 11-26-02
0-25312

02068257

December 26, 2002

Kevin M. Black
Senior Vice President and General Counsel
Startech Environmental Corporation
15 Old Danbury Road
Suite 203
Wilton, CT 06897-2525

Act	1934
Section	
Rule	14A-8
Public Availability	12/26/2002

Re: Startech Environmental Corporation
Incoming letter dated November 26, 2002

PROCESSED
JAN 10 2003
THOMSON FINANCIAL

Dear Mr. Black:

This is in response to your letter dated November 26, 2002 concerning the shareholder proposal submitted to Startech by Chase P. Withrow and Rosemary T. (Broderick) Withrow. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Chase P. Withrow
Rosemary T. (Broderick) Withrow
6 Squan Court
Manasquan, NJ 08736

15 Old Danbury Road
Suite 203
Wilton, CT 06897-2525
(203) 762-2499
Fax: (203) 761-0839

STARTECH
ENVIRONMENTAL CORP.

http://www.startech.net

November 26, 2002

Via Overnight Delivery

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Chase P. Withrow & Rosemary T. (Broderick) Withrow

Ladies and Gentlemen:

Startech Environmental Corporation, a Colorado corporation (the "Corporation" or "Startech") has received a proposal, dated November 12, 2002 and received on November 13, 2002 (the "Proposal"), from Chase P. Withrow, III and Rosemary T. (Broderick) Withrow (the "Proponent(s)") for inclusion in the proxy materials for the Corporation's 2002 Annual Meeting of Stockholders (the "2003 Annual Meeting"). The Proposal is attached hereto as Exhibit A. The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting on the grounds discussed below.

Rule 14a-8(j)(1) generally requires a company to file with the Commission its reasons for excluding a proposal no later than 80 calendar days before it files its definitive proxy statement with the Commission. However, the Commission Staff may permit the company from this requirement if good cause for missing the deadline is shown. Startech currently intends to file its definitive proxy statement on or about February 5, 2003, and we believe that Startech has good cause for the delayed submission of this request. To meet the 80 day requirement contained in Rule 14a-8(j)(1) Startech would have needed to submit its response by November 18, 2002. Startech received the proposal on November 13, 2002 and is filing its response on November 26, 2002. Startech has submitted its response 8 days into the 80 day requirement after using its best efforts to formulate its position and submit this response to the Commission. Accordingly, Startech seeks a waiver of the 80 day requirement to the extent necessary for the is letter to be deemed timely filed under Rule 14a-8(j)(1). If the Commission Staff is not inclined to grant the requested waiver for the foregoing reasons then Startech will postpone the filing of its definitive proxy statement to no earlier than February 13, 2002 and, if necessary, postpone its Annual Meeting of Shareholders to a later date.

GENERAL

The 2003 Annual Meeting is scheduled to be held on or about March 5, 2003. The Corporation intends to file its definitive proxy materials with the Securities and Exchange

Commission (the "Commission") on or about February 5, 2003 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. The original and five additional copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2003 Annual Meeting. To the extent that the reasons supporting the proper omission of the Proposal set forth hereunder are based on matters of law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii).

SUMMARY OF PROPOSAL

The Proposal reads as follows: "Should a freeze be placed on the granting of salary increases, annual cash bonuses and/or options for the benefit of Startech management (officers and directors) for the period of at least one (1) year from the date of this meeting or until such time as the Company has reported three (3) consecutive profitable quarters?".

PERTINENT BACKGROUND INFORMATION

The Proposal relates to compensation that may be made to all individual officers and directors of Startech. Three officers that would be affected by this proposal have Employment Agreements dated November 1, 2000, between Startech Environmental Corporation and each of the these officers respectively. (Each, an "Employment Agreement," and collectively, the "Employment Agreements"). In addition their are four officers that are not covered by employment contracts. Further, a duly adopted resolution of the board of directors has set the monetary and equity compensation rates for each independent director. It provides each director with a yearly cash fee and a pre-determined number of options on a yearly basis.

The Employment Agreements were approved at a special meeting of the Board of Directors of Startech Environmental Corporation held on October 16, 2000. The material terms of each of the Employment Agreements and the compensation provisions evidenced by the Agreements were disclosed in the proxy statement relating to the Annual Meeting of Shareholders held on March 5, 2002, and these Employment Agreements were filed in their entirety as Exhibits to our proxy statement relating to our 2000 Annual Meeting of Shareholders. The board of directors adopted the compensation package for independent directors by a duly authorized resolution dated December 20, 2000.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that this Proposal may properly be omitted from its proxy materials for the 2002 Annual Meeting pursuant to the substantive requirements of Rule 14a-8(i)(1), (i)(2) and (i)(6). The Proposal may be omitted from the proxy materials under Rules 14a-8(i)(1), (i)(2) and (i)(6) because the Proposal cannot lawfully be effectuated, as implementation would cause the Corporation to violate Colorado Business Corporation Act (the "Act"), as well as Colorado law relating to breach of contract.

A. THE CORPORATION MAY OMIT THE STOCKHOLDER PROPOSAL UNDER RULE 14a-8(i)(1) BECAUSE IMPLEMENTATION OF SUCH PROPOSAL WOULD BE IMPROPER UNDER STATE LAW.

Pursuant to Rule 14a-8(i)(1), a registrant may properly exclude from its proxy statement a stockholder proposal that is not a proper subject for action by stockholders under state law. The Corporation is incorporated under the laws of the State of Colorado, and is therefore subject to the Colorado Business Corporation Act. Under the Act, the board of directors has general responsibility for the management of the business and affairs of the corporation. The Proposal seeks to strip that responsibility from the board of directors and place it in the purview of the shareholders. Colorado law states "Subject to any provision set forth in the Articles of Incorporation all corporate powers **shall** be exercised by the board of directors." Co. St. Ann. Tit. 7, §108-101 (Emphasis added to original). Startech's Articles of Incorporation have no provisions limiting this exercise of power by the board of directors. The By-laws of Startech further state that the "business and affairs of the corporation **shall** be managed by a board of not less than three or more than seven directors (Emphasis added to original)." Bylaws of Startech Environmental Corporation, Article IV, Section 4.1. Further Section 4.14 of Article IV states "The directors **shall** pass upon any all bills or claims of officers for salaries or other compensation . . . (Emphasis added to original)." The Colorado statute cited above, and the language used in the Bylaws, are mandatory by their use of the word "shall," rather than discretionary. Article V, Section 5.3 of the Bylaws states, "all officers of the corporation **may** receive salaries or other compensation if so ordered and fixed by the board of directors (Emphasis added to original)." This Article's use of the discretionary "may" clearly provides that the use of the terms "may" and "shall" was purposeful. The Colorado courts have recognized the authority of the board of directors to set the compensation of management. Herald Co. v. Seawall 472 Fd.2d 1081 (1972).

Therefore, it is the responsibility of the board of directors, not the stockholders, to determine compensation, including stock options, under Colorado law, with respect to those officers not subject to employment contracts as well as those that are subject to employment contracts, unless the corporation's Articles of Incorporation and Bylaws require otherwise.

The Commission has repeatedly recognized the law of the state of incorporation to control situations wherein shareholder proposals would violate state law. "Proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under [state law]." SEC Exchange Act Release 34-12999 (November 22, 1976); see also, Safety 1st, Inc. (February 2, 1998) (proposal requiring modification of stock option plans and the rescission of certain option repricings is not proper subject for action by shareholders under applicable state law); Sandy Spring Bancorp, Inc. (February 18, 1994) (proposal mandating amendment to stock option plan is not proper subject for shareholders under applicable state law).

The Proposal, in violation of the Colorado Business Corporation Act, seeks to abrogate the board of directors' management responsibilities to set compensation levels by mandating a "freeze be placed on the granting of salary increases, annual cash bonuses and/or options" for all officers and directors. Under Colorado law, the board of directors, not the stockholders, has the power and responsibility to determine the amount and form of compensation. The stockholders of the Corporation may not abrogate the board of director's powers and responsibilities established under state law to determine compensation levels as would be required if the Proposal was implemented.

Thus, because the Proposal mandates a freeze in compensation, an action that is the sole responsibility of the board of directors under Colorado law, and therefore not a proper subject for action by stockholders, the Proposal may be omitted under Rule 14a-8(i)(1).

B. THE CORPORATION MAY OMIT THE STOCKHOLDER PROPOSAL UNDER RULE 14a-8(i)(2) BECAUSE IMPLEMENTATION OF SUCH PROPOSAL WOULD REQUIRE STARTECH ENVIRONMENTAL CORPORATION TO VIOLATE STATE LAW, AND AS SUCH, IS ALSO BEYOND THE POWER OF THE CORPORATION TO LAWFULLY EFFECTUATE UNDER RULE 14a-8(i)(6).

1. IMPLEMENTATION OF THE PROPOSAL WOULD VIOLATE STATE LAW.

Pursuant to Rule 14a-8(i)(2), a proposal may be omitted from a registrant's proxy statement if implementation of the proposal would require the registrant to violate any state law. No purpose is served by requiring management to include a proposal that it could not lawfully implement even if the stockholders were to adopt it. The Corporation believes it may omit the Proposal because implementation of the Proposal would require the Corporation to violate, in contravention of state law, numerous contractual commitments, namely the Employment Agreements between the Corporation and three officers, as well as compensation agreements with its three independent directors.

The Employment Agreements for three of the officers covered under the Proposal require the board of directors to determine in good faith salary adjustments from year to year as well as cash bonuses based upon an individual executive's performance over the preceding year. Further, no less than a minimum number of stock options must be granted to these officers. The Proposal would cause the Corporation to breach the express provisions of binding Employment Agreements in contravention of applicable state law.

Under the Colorado law which governs Employment Agreements a breach of a contract by a Colorado corporation violates state law and monetary damages may be awarded. See, e.g., General Insurance Company of America v. Colorado Springs, 638 P.2d 752,759 (Colo. 1981); Allabashi v. Lincoln Nat. Sales, 824 P. 2d 1(Colo. App.,1991). A breach of a contract is "a failure, without legal excuse, to perform any promise which forms part of [the] contract," Williston on Contracts §

1290 (3d ed. 1968), and in the absence of a legal excuse for one party's performance of a contract, that party is "obligated to perform the contract according to its terms, or upon his failure to do so, he is liable to the [other party] for the damages resulting therefrom", Tull v. Gundersons, Inc., 709 P.2d 940 (Colo. 1985).

The Employment Agreements themselves contain no provision allowing the Corporation to unilaterally reduce or revoke any of the benefits granted thereunder. Accordingly, any such unilateral action by the Corporation would constitute a breach of contract under the applicable agreement. The Proposal, if adopted, would require the denial of certain mandatory stock options to each of its covered officers, as well as the requirement of individually considered bonuses and salary increases. Additionally, each of the referenced provisions regarding compensation would certainly be considered material terms of the respective Employment Agreements. Accordingly, implementation of the Proposal would require a material breach of a material term of the respective Employment Agreements providing for the granting of stock options and individually considered bonuses and salary increases. The Employment Agreements in question require that the issues relating to yearly stock options, bonuses and salary increases be determined in good faith by the board of directors on a case-by-case basis, although in the matter of the stock options there is also a minimum number of options that are contractually required. Likewise, the monetary and equity compensation due independent directors has been previously set by a duly authorized board resolution, and the Proposal would also require a breach of those contracts. The implementation of the Proposal would cause the Corporation to breach its contractual obligations.

The Staff has long recognized that stockholder proposals which would cause a corporation to breach a valid contract may be omitted from the corporation's proxy materials under Rule 14a-8(i)(2). See Bank of America (February 24, 1999) (allowing omission of a stockholder proposal that required the corporation to breach its existing employment contracts); The Black and Decker Corporation (January 26 1998) (permitting omission of a stockholder proposal that required the corporation to breach an employment agreement); Safety 1st, Inc. (February 2, 1998) (allowing omission of a stockholder proposal that required the corporation to breach a stock option agreement with an option holder); Mobil Corporation (January 29, 1997) (allowing omission of a stockholder proposal that required the corporation to breach stock plans whereby options were granted to executives); International Business Machines Corporation (December 15, 1995) (allowing omission of a stockholder proposal that required the corporation to lower the compensation of certain executive officers of the corporation in violation of their employment agreements); Citizen's First Bancorp, Incorporated (March 24, 1992) (permitting omission of a stockholder proposal that required the corporation to terminate two executives' severance agreements because such termination constituted a breach under state law).

The Corporation does not have the legal power under Colorado law to unilaterally breach its contractual commitments between the Corporation and those of its management personnel with contracts, as well as with its independent directors who have accepted directorships with clearly articulated and adopted compensation agreements. To do so would constitute an actionable repudiation of such Agreements in clear violation of well established Colorado law. Because implementation of the Proposal would cause the Corporation to unilaterally breach the terms of the Employment Agreements, in violation of applicable state law, the Proposal should be omitted from the Corporation's proxy statement pursuant to Rule 14a-8(i)(2).

2. BEYOND THE POWER OF THE CORPORATION TO EFFECTUATE UNDER RULE 14a-8(i)(6).

Under Rule 14a-8(i)(6), a stockholder proposal that requires a corporation to breach existing obligations may be omitted because such proposals are beyond the power of the corporation to effectuate. The Staff has recognized that proposals requiring a corporation to breach existing obligations may be omitted pursuant to Rule 14a-8(i)(6). See, e.g., Safety 1st, Inc. (February 2, 1998); Lorimar Telepictures Corporation (July 7, 1987).

Because as noted above, implementation of the Proposal would require the Corporation to breach existing obligations under the Employment Agreements in violation of Colorado law, the Corporation cannot lawfully effectuate the Proposal. Therefore, the Proposal may be omitted under Rule 14a-8(i)(6).

CONCLUSION

For the reasons stated herein, we respectfully request your concurrence that the Proposal may be omitted from the Corporation's proxy materials for the 2002 Annual Meeting pursuant to the Commission's substantive requirements set forth in Rules 14a-8(i)(1), (i)(2), and (i)(6). Should the Staff disagree with, or require any additional information in support of, the views expressed herein, we would appreciate the opportunity to confer with the Staff before it issues a response to this letter. Based on the Corporation's timetable for the 2002 Annual Meeting, a response from the Staff by January 1, 2003 would be of assistance.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 203-762-2499.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed. Thank you for your attention to this matter.

Very truly yours,

Kevin M. Black
Senior Vice President and General Counsel
Startech Environmental Corporation

c. Via overnight delivery to:

Chase P. Withrow and
Rosemary T. (Broderick) Withrow
6 Squan Court
Manasquan, NJ 08736

Exhibit "A"

Reċd on
11/13/02
KMB

Chase P. Withrow III
Rosemary T. (Broderick) Withrow
6 Squan Court, Manasquan, New Jersey 08736
732-223-0479

Via Facsimile and Express Mail **203-761-0839**

November 12, 2002

Kevin Black, Esq.
Corporate Secretary
Startech Environmental Corp.
15 Old Danbury Road, Suite 203
Wilton, CT 06897

Dear Kevin:

As you are aware, we are each Startech shareholders. We are concerned about last year's bonuses and the recent granting of future options for the benefit of management while the Company is under monetary pressures and still has no commercial Plasma Converter that is operational.

Therefore, as shareholders and according to the Rules, we are requesting that the following question be placed on the ballot for the next annual meeting scheduled for March 2003:

> Should a freeze be placed on the granting of salary increases, annual cash bonuses and/or options for the benefit of Startech management (officers and directors) for the period of at least one (1) year from the date of this meeting or until such time as the Company has reported three (3) consecutive profitable quarters?

This message is being sent via facsimile and express mail in order that the time restrictions detailed in the Rules will be met.

Very truly yours,

Chase P. Withrow III

Rosemary T. Broderick Withrow

CC:

Raymond Clark
Brendhan Kennedy
Joseph Klimek
Joseph Longo
Richard Messina

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Startech Environmental Corporation
Incoming letter dated November 26, 2002

The proposal relates to freezing salary increases, annual cash bonuses and/or options for the benefit of Startech's officers and directors for at least one year from the date of the annual meeting or until Startech has reported three consecutive profitable quarters.

There appears to be some basis for your view that Startech may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Startech with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Startech omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

There appears to be some basis for your view that Startech may exclude the proposal under rules 14a-8(i)(2) and rule 14a-8(i)(6) because it may cause Startech to breach existing compensation agreements. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Startech with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Startech omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and rule 14a-8(i)(6).

We note that Startech did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Gail A. Pierce
Attorney-Advisor